Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read in in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts in the audited consolidated financial statements and comparative information are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “Novadaq” or “the Company” mean Novadaq and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, PINPOINT®, Firefly™ and LUNA™ Imaging System sales, placements and utilization rates, reimbursement for SPY [“SPY”], SPY Elite, PINPOINT (as defined herein), Firefly and LUNA procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation, the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”], the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA and Firefly Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System [“PINPOINT”] and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of SPY imaging technology systems; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavourable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. The Company has also included important factors in the cautionary statements included in the Company’s MD&A for the year ending December 31, 2012 and its Annual Information Form [“AIF”] for the year ending December 31, 2012. Novadaq believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Certain of the risks and uncertainties affecting the Company are included in greater detail in the “Risks and Uncertainties” section within this MD&A. Additionally, a detailed but non-exhaustive list of the risks and uncertainties affecting the Company can also be found in the “Risk and Uncertainties” section in the MD&A for the year ending December 31, 2012 as well as in the “Risk Factors” section in the Company’s AIF for the year ending December 31, 2012, both of which are filed on SEDAR at www.sedar.com and on EDGAR. Prospective investors should give careful consideration to such risks and uncertainties.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through February 5, 2014.

COMPANY OVERVIEW

Novadaq (TSX: NDQ; NASDAQ: NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development. However, in mid-2005, the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. In 2009 through 2012, the Company formed certain alliances with four market leading companies for the broad commercialization of Novadaq’s leading products. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may in turn affect the profitability of the Company.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and outpatient surgery centres without exposing the patient or the surgery staff to radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue, such as skin and organs. More than 80 peer-reviewed publications report experiences using SPY Imaging technologies in open, robotic and endoscopic surgeries, as well as wound care. Published literature supports that the use of SPY Imaging enhances surgical decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications, which increase overall treatment costs if not addressed during the surgical procedure.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the Company’s core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during a variety of open surgery applications. The LUNA system is also FDA 510(k) cleared for use in vascular applications such as assessment of blood flow and perfusion in patients suffering from complex wounds caused by vascular diseases being treated in the outpatient clinic. The SPY Elite and LUNA Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA.

PINPOINT is FDA 510(k) cleared, CE Marked and licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA Premarket Approval [“PMA”] approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is distributed through MAQUET and contributes positive cash flow

Novadaq’s intellectual property consists of 49 patent families representing 128 granted or allowed patents and 90 pending applications in various stages of review and prosecution. Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. See section on “Liquidity and Capital Resources” below.

While the Company’s industry is highly competitive and subject to rapid and significant technological change, the Company believes that there currently is no alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. The Company is not currently aware of any parties in the U.S. market with competing perfusion assessment products. Likewise, the Company is not aware of any visually assessment technology in the outpatient wound care environment. The Company believes that its market position, the ongoing advancement of its technology, the quality of its direct sales and marketing infrastructure as well as the market leadership position of its partners will allow it to operate profitably in the future. The Company would vigorously defend its patent estate if infringement is deemed to occur in the future.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 54,901,538 common shares outstanding, no preferred shares outstanding, 2,703,444 stock options outstanding under the Company’s employee stock option plan, and 1,955,388 shareholder warrants outstanding. Each shareholder warrant has a five-year term and is exercisable for one common share of the Company at an exercise price of CDN$3.00.

RECENT DEVELOPMENTS 2013

•	On November 7, 2013 Novadaq signed an international distribution agreement with Swissray Asia, a leading distributor for radiation oncology and medical imaging equipment in Southeast Asia, pursuant to which Swissray Asia became the exclusive distributor of Novadaq imaging systems for the regions of Australia, Indonesia, New Zealand and certain southeast Asian countries. Subsequently Novadaq entered into an expanded distribution agreement with Swissray Asia’s parent company, CHC Healthcare Group, for the region of Greater China ( including China Hong Kong and Taiwan).

•	On October 29, 2013, Novadaq closed a public offering of 6,250,000 common shares, on a bought deal basis, at a price to the public of $16.75 per common share, pursuant to a base shelf prospectus and an underwriting agreement. Gross proceeds from the offering were approximately $104,700,000. After the underwriting commissions and other offering expenses, the Company received net proceeds of approximately $99,600,000. The common shares described above were sold by the Company in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and were not offered for sale or distributed in any province or territory in Canada.

•	In August 2013, Novadaq acquired surgical scintigraphy imaging technology which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. The Company acquired inventory and patents from Digirad Corporation (“Digirad”) related to the “Trapper” Surgical Imaging System for consideration of $2,000,000 and up to an additional $1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years from the date of the first commercial sale. Of the initial consideration, approximately $147,000 has been allocated to inventory, with the remainder allocated to the patents. During 2014 the Company expects to invest in clinical and product development of this technology and it is not expected to generate revenues during 2014. In addition, three other patents were acquired for $664,853, resulting in total additions of $2,517,267. All patents acquired are considered to have finite useful lives varying from 13 – 21 years and will be amortized using the straight line method.

•	On May 7, 2013, Novadaq announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of $12.90 per common share. Gross proceeds from the offering were approximately $57,857,000, resulting in cash proceeds of $54,675,000, net of transaction costs.

•	On April 18, 2013, during a surgeons’ event at the Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) conference in Baltimore, MD, Dr. Michael Stamos, Chairman, Department of Surgery, University of California, Irvine, reported interim clinical results for the PILLAR II multi-center, prospective study of patients undergoing laparoscopic left anterior resection of the colon during which PINPOINT imaging is performed. The study is intended to evaluate the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery in up to 150 patients. Dr. Stamos reported that among the 66 patients included in the interim data analysis, investigators, based on PINPOINT images, made seven revisions to their operative plan in six patients (representing 9.1%), and that the post-operative leak rate was zero percent.

•	On March 26, 2013, Fairfax Financial Holdings Limited [“Fairfax”] exercised its right to convert its debentures with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company in accordance with the terms of the debentures.

•	On March 15, 2013, Novadaq terminated its Marketing and Sales Distribution Alliance Agreements with KCI USA Inc. and KCI Medical Resources Limited [“KCI”]. Novadaq also amended and restated its distribution agreements with LifeCell Corporation and LifeCell Medical Resources Limited [“LifeCell”], subsidiaries of KCI, to reflect the termination of the KCI agreements, without material modifications. The KCI distribution agreements had granted KCI exclusive rights to market and distribute the SPY Imaging System, which includes the LUNA Imaging System for use in surgical and wound care procedures.

•	In January 2013, the Company hired a Vice President of Sales as part of the Company’s objective to build a direct sales team to sell both the PINPOINT and LUNA products. As of December 31, 2013, the Company’s direct sales team comprised 51 staff members.

SELECTED ANNUAL INFORMATION

The table below summarizes information regarding Novadaq’s revenues, loss from operations and other financial information for the years presented and is taken from Novadaq’s audited consolidated annual financial statements for each year presented, which were prepared in accordance with IFRS. It should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2013, 2012 and 2011. The consolidated financial statements for the year ended December 31, 2011 were the first annual financial statements the Company prepared in accordance with IFRS, as it previously presented its financial statements in accordance with Canadian Generally Accepted Accounting Principles.

	Twelve months ended December 31
	2013 $000’s	2012 $000’s	2011 $000’s

Revenues

Product sales	31,020	19,037	12,926
Royalty revenue	1,889	1,850	395
Partnership fee revenue	1,300	1,300	842
Service revenue	812	802	1,129

Total revenues	35,021	22,989	15,292
Cost of sales	12,933	8,537	6,634

Gross profit	22,088	14,452	8,658
Gross profit percentage	63%	63%	57%
Operating expenses
Selling and distribution expenses	14,061	4,926	5,375
Research and development expenses	7,974	5,959	4,611
Administrative expenses	7,234	6,573	4,551
Write-down of equipment	26	—	314
Write-down of inventory	31	58	15

Total operating expenses	29,326	17,516	14,866

Loss from operations before the following	(7,238)	(3,064)	(6,208)
Interest expense	(74)	(274)	(281)
Imputed interest expense	(109)	(433)	(398)
Finance income	109	61	15
Warrant revaluation adjustment	(15,015)	(8,558)	(3,306)
Gain on investment	25	25	25

Loss from operations before income taxes	(22,302)	(12,243)	(10,153)

Income tax expense	—	(101)	—

Net loss and comprehensive loss for the period	(22,302)	(12,344)	(10,153)

Basic loss and comprehensive loss per share for the period	(0.47)	(0.32)	(0.32)

Diluted loss and comprehensive loss per share for the period	(0.47)	(0.32)	(0.32)

Balance Sheet Data

	As at December 31 2013 $000’s	As at December 31 2012 $000’s	As at December 31 2011 $000’s

Cash and cash equivalents	182,330	38,954	9,634
Working capital	186,701	39,944	9,226

Total assets	212,374	57,587	22,793
Total non-current liabilities	28,251	21,284	17,745
Total liabilities	37,260	26,917	22,167
Shareholders’ equity	175,115	30,670	626

DISCUSSION OF OPERATIONS

Revenues

The majority of Novadaq’s current revenues come from strategic alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open and robotic surgery applications. Surgeons performing imaging procedures using SPY technologies are currently reimbursed through the use of existing current procedural terminology codes. Facilities where procedures are performed using SPY technology in the outpatient environment are reimbursed through the use of Ambulatory Payment Classification [“APC”] codes. During the fourth quarter of 2013, Novadaq shipped 143 SPY technology systems. Shipments to hospitals and wound care clinics by the Company and its partners totalled 157 systems during the quarter, and the installed base of SPY technology increased to more than 1,200 systems. Novadaq estimates that SPY imaging was used in more than 6,400 procedures in the United States during the fourth quarter. Concurrent with the performance of Novadaq’s partnered commercial businesses, the Company continued to build a direct sales and marketing team for PINPOINT and LUNA.

On November 29, 2011, the Company and each of LifeCell Corporation, LifeCell, KCI USA, Inc. and KCI signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of Novadaq’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, Novadaq received $3,000,000 on December 1, 2011 from LifeCell; however, there were no further contract payments received in connection thereto in 2012 or 2013. The Company amortizes this cash received rateably and records it as deferred partnership fee revenue over the life of the agreements.

On March 12, 2013, Novadaq and KCI mutually agreed to terminate the two distribution agreements signed with KCI on November 29, 2011, while the two agreements signed with LifeCell on November 29, 2011 remained materially intact. Under the terms of the termination agreements, Novadaq and KCI provided each other with full mutual releases from the agreements, except for provisions relating to confidentiality. Neither party has an obligation to compensate the other in connection with the termination. The termination of the KCI agreements did not affect the deferred license revenue, as the funds received related to agreements entered into with LifeCell in September 2010 and November 2011.

Revenues of $35,021,000 exceeded the previous year’s revenues by $12,032,000, an increase of 52%. SPY product revenues increased by $12,253,000 which comprised SPY capital growth of 115% and recurring revenue growth of 40%. Royalty revenue comprised an increase of $39,000 which was comparative to the previous year. Partnerships with LifeCell and Intuitive, and direct sales of PINPOINT and LUNA products contributed to the increases. TMR product revenues and services were lower by $262,000.

Gross Profit

Gross profit of $22,088,000 exceeded last year’s gross profit by $7,636,000, a 53% increase. The gross profit increase was due to our SPY product sales growth from our partnership agreements and increased direct sales of LUNA and PINPOINT products.

Operating Expenses

Selling and distribution expenses of $14,061,000 were $9,135,000 higher than last year due to the build-up of our direct sales team and promotional expense in support of our PINPOINT and LUNA programs.

Research and development expenses of $7,974,000 were $2,015,000 higher than the same period last year. Increases in expenses were mainly comprised of salaries and benefits in the amount of $748,000 to support expanded operations for both Open SPY, PINPOINT and LUNA; non-cash stock option expense in the amount of $192,000; patent and trademark expense in the amount of $395,000 to secure new and existing patents; product design expense in the amount of $378,000 for continued PINPOINT and other product development; higher amortization expenses in the amount of $627,000 due to increase assets utilized in clinical trials and higher intangible amortization due to the Digirad and TauTona marker asset purchases. Offsetting these costs were decreases in clinical trial disbursements in the amount of $261,000 and a decrease in the amount of $64,000 for all other expenses combined.

Administration expenses of $7,234,000 were $661,000 higher than the same period last year. The increases comprise higher professional and listing fees in the amount of $530,000 due to audit, tax planning and mergers and acquisition activity; increased salaries and benefits in the amount of $299,000; non-cash option expenses in the amount of $326,000; increased insurance coverage cost in the amount of $236,000; increased bad debt expense accrual in the amount of $68,000; and increased consulting expense in the amount of $83,000, which was offset by lower amortization of intangibles in the amount of $837,000 due to the PLC manufacturing license being fully amortized; decreased foreign exchange expense of $104,000. All other expenses increased in the amount of $60,000.

Inventory write-downs of $31,000 were for obsolete parts.

Equipment write-downs of $26,000 were for equipment returned from clinical trials.

Interest Expense

A combined interest expense and non-cash imputed interest expense of $183,000 was $524,000 lower than the same period last year due to the conversion of Fairfax’s debentures with a principal value of $5,149,009 and of two management members’ debentures with a principal value of $71,323 into 2,772,151 and 37,961 common shares of the Company, respectively, all in accordance to the terms of such debentures.

Finance Income

Finance income of $109,000 increased by $48,000 due to the on-hand cash balances from the Company’s April 2013 and October 2013 equity offerings.

Warrant Revaluation

Warrant revaluation non-cash expense of $15,015,000 exceeded the previous year’s expense of $8,558,000 due to the incremental increase in the market share price offset by a slight reduction of expenses for warrants exercised. At December 31, 2013, the share price closed at $16.49, an increase from $8.88 as at December 31, 2012, and previously an increase from $4.91 as at December 31, 2011.

Income Tax Expense

Income tax for the year is estimated to be nil in comparison to $101,000 in 2012.

Net Income (Loss)

Net loss of $22,302,000 increased from a net loss of $12,344,000 for the same period last year. The increase in net loss of $9,958,000 comprises an increase in the non-cash warrant revaluation adjustment in the amount of $6,457,000 due to an increase in the Company’s share price and an increase in operating expenses in the amount of $11,810,000. Offsetting was an increase in gross profit in the amount of $7,636,000 resulting from an increase in revenue from our partnership agreements and a reduction in both imputed and cash paid interest expense in the amount of $524,000 as debt converted to shares. Taxes, gain on investments and finance income netted a combined decrease to net loss by $149,000.

The Company has incurred substantial losses since its inception in 2000 and continues to incur losses and experience negative cash flows. The Company cannot predict if or when it will operate profitably, generate positive cash flows or if it will be able to implement its business strategy successfully. Pursuing its strategy requires the Company to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, the Company needs to continue to grow its revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and it may need to raise additional capital.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding Novadaq’s revenues, loss from operations and other information for the periods presented, which were prepared in accordance to IFRS, and should be read in conjunction with the corresponding audited condensed consolidated financial statements and related notes.

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2012	2012	2012	2012	2013	2013	2013	2013
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Revenues
Product sales	3,654	4,512	5,101	5,770	6,299	7,076	8,000	9,643
Royalty revenue	608	346	350	546	441	468	365	616
Partnership fee revenue	325	325	325	325	325	325	325	325
Service revenue	180	209	208	205	213	229	206	164

Total revenues	4,767	5,392	5,984	6,846	7,278	8,098	8,896	10,748
Cost of sales	2,045	2,088	2,123	2,281	2,732	3,043	3,154	4,004

Gross profit	2,722	3,304	3,861	4,565	4,546	5,055	5,742	6,744
Gross profit percentage	57%	61%	65%	67%	63%	62%	65%	63%
Operating expenses
Selling and distribution expenses	1,063	1,217	1,289	1,357	2,348	3,513	3,337	4,863
Research and development expenses	1,162	1,378	1,778	1,640	1,487	2,046	2,159	2,282
Administrative expenses	1,471	1,638	1,863	1,602	1,361	1,742	1,264	2,867
Write-down of equipment	—	—	—	—	—	—	26	—
Write-down of inventory	—	—	58	—	—	31	—	—

Total operating expenses	3,696	4,233	4,988	4,599	5,196	7,332	6,786	10,012

Loss from operations before the following	(974)	(929)	(1,127)	(34)	(650)	(2,277)	(1,044)	(3,268)
Interest expense	(69)	(69)	(68)	(68)	(63)	(3)	(3)	(3)
Imputed interest expense	(104)	(106)	(111)	(112)	(108)	(2)	—	—
Finance income	1	14	26	20	15	18	34	42
Warrant revaluation adjustment	(3,598)	(311)	(8,038)	3,389	(2,106)	(7,473)	(5,881)	445
Gain on investment	—	—	25	—	—	25	—	—

(Loss) income from operations before income taxes	(4,744)	(1,401)	(9,293)	3,195	(2,912)	(9,712)	(6,894)	(2,784)

Income tax recovery (expense)	—	—	—	(101)	(20)	(25)	(23)	68

Net (loss) income and comprehensive (loss) income for the period	(4,744)	(1,401)	(9,293)	3,094	(2,932)	(9,737)	(6,917)	(2,716)

Basic (loss) income and comprehensive (loss) income per share for the period	(0.15)	(0.04)	(0.23)	0.08	(0.07)	(0.21)	(0.14)	(0.05)

Diluted loss and comprehensive loss per share for the period	(0.15)	(0.04)	(0.23)	(0.00)	(0.07)	(0.21)	(0.14)	(0.05)

Revenues

Q4-2013 revenues of $10,748,000 exceeded Q4-2012 revenues by $3,902,000, a 57% increase. SPY product sales increased by $4,102,000, due to a 37% increase in SPY recurring sales and a 128% increase in SPY capital equipment sales. TMR product sales and services decreased $269,000 mainly due to reduced capital laser sales. Royalty revenue increased in the amount of $70,000 in comparison to the same period last year due to increased unit sales by our partner. In comparison to Q3-2013, revenues increased in the amount of $1,852,000 due to $1,734,000 increase in SPY products, an increase in royalty revenue in the amount of $251,000, offset by a decrease in TMR and service revenue of $133,000.

Quarterly revenues have been generated mainly through our partnership agreements with LifeCell, Intuitive and MAQUET.

Gross Profit

Gross profit of $6,744,000 in Q4-2013 increased from $4,565,000 for the same period last year due to increased sales from alliances with our partners as well as direct sales of PINPOINT and LUNA products. In comparison to Q3-2013, gross profit is higher by $1,002,000 mainly due to increased SPY products and royalties.

Operating Expenses

Selling and distribution expenses of $4,863,000 for Q4-2013 were $3,506,000 higher than Q4-2012 as the Company continued to hire direct sales force personnel and increase promotional spending to support our PINPOINT and LUNA sales program. In comparison to Q3-2013, expenses increased by $1,526,000 due to increased hiring of sales staff and travel and promotional expenses related to PINPOINT and LUNA.

Research and development expenses of $2,282,000 in Q4-2013 were $642,000 higher than Q4-2012 expenses of $1,640,000 due to higher salaries and fringes in the amount of $168,000 to support expanded operations; higher non-cash stock option expense in the amount of $55,000 due to new grants at an increased fair value; higher office and travel costs in the amount of $94,000; higher patents and trademarks expenses in the amount of $194,000 to secure new and existing patents; and higher amortization expense in the amount of $264,000 related to the acquisition of Digirad, TauTona and other patents. Offsetting were decreases in expenses for product design costs in the amount of $120,000 and clinical trials in the amount of $30,000. Other costs netted a combined increase of $17,000. In comparison to Q3-2013, research and development expenses were $123,000 higher due to increased salaries and fringes $26,000; increased patent and trademark expenses in the amount of $78,000; increased office and travel in the amount of $42,000; and increased amortizations in the amount of $94,000 due to the acquisitions, Offsetting were decreases in product designs expenses of $74,000 and clinical trial expenses of $68,000. All other expenses increased by $25,000.

Administrative expenses of $2,867,000 in Q4-2013 were $1,265,000 higher than Q4-2012 expenses. The expense increases mainly related to salaries and benefits in the amount of $77,000; non-cash stock options expense in the amount of $109,000; insurance coverage in the amount $56,000; professional fees in the amount of $1,125,000 due to audit, tax planning and mergers and acquisition activity; investor relations fees in the amount of $24,000; listing fees in the amount of $43,000; and director fees in the amount of $45,000. Offsetting were lower amortization expense of $236,000 due to PLC manufacturing license being fully amortized. All other expenses netted for a combined increase of $22,000. In comparison to Q3-2013, expenses are higher by $1,603,000 due to higher professional fees in the amount of $1,352,000; higher salaries and fringe expenses in the amount of $164,000; and higher non-cash stock option costs in the amount of $128,000. Offsetting were lower consulting fees by $75,000. All other costs combined for an increase of $34,000.

There was no inventory write-down in Q4-2013 which was similar to Q4-2012 but $26,000 less than Q3-2013 due to an inventory write-down for product change outs.

Interest Expense

Interest expense and imputed interest expense of $3,000 for Q4-2013 was less than Q4-2012 expenses of $180,000, as convertible debt was fully converted. In comparison to Q3-2013, interest expense remained at $3,000, reflecting interest paid on the repayable government assistance.

Finance Income

Finance income of $42,000 is higher than income of $20,000 in Q4-2012 and also higher than income of $34,000 in Q3-2013 due to increased cash on hand from the Company’s equity offerings in Q2-2013 and Q4-2013.

Warrant Revaluation

Q4-2013 warrant revaluation expense reversal of $445,000 was lower than Q4-2012 warrant revaluation expense reversal of $3,389,000 due to a lower change in quarterly decrease in the Company’s share price. For Q4-2013 the share price decrease was $0.09, compared to $1.46 decrease in Q4-2012. In comparison to Q3-2013 warrant revaluation expense decreased by $6,325,000 as Q3-2013 share price increased by $3.12 in comparison to the decrease in Q4-2013.

Income Tax Expense

Income tax expense reversal of $68,000 compared to income tax expense of $101,000 in Q4-2012 and $23,000 Q3-2013.

Net Income (Loss)

Net loss of $2,716,000 in Q4-2013 was $5,810,000 lower than the net profit of $3,094,000 in Q4-2012. The change resulted from higher operating costs in the amount of $5,413,000; lower warrant revaluation adjustment in the amount of $2,944,000 due to change in share price; offset by higher gross margins in the amount of $2,179,000; lower interest expense and imputed interest expense in the amount of $177,000; higher finance income in the amount of $22,000 and lower taxes in the amount of $169,000. In comparison to Q3-2013, net loss decreased by $4,201,000 due to higher gross profit by $1,002,000; lower non-cash warrant revaluation expense by $6,326,000; higher finance income by $8,000, and lower taxes by $91,000 offset by higher operating expenses in the amount of $3,226,000.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Novadaq has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that Novadaq will be successful in securing partnerships or its financing on terms favourable to the Company, or at all.

Based on the cash on hand in the amount of $177,339,000 as at the date of this MD&A, the capacity to borrow funds from its revolver loan (as further described below) and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its 2014 cash requirements. The Company invests its cash and cash equivalents in daily interest accounts at the Company’s chartered bank in Canada.

Operating Activities

In 2013, cash used in operating activities was $5.3 million which included working capital utilization of $3,164,000, decrease in long-term deferred revenue of $1,300,000 and cash expenditure (cash burn) before changes in working capital of $838,000. Based on the cash expenditure which included research and development activities, Novadaq believes it has met its research and development responsibilities required in the LifeCell five year marketing and sales distribution alliance agreement.

Financing Activities

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception and as at December 31, 2013, the Company has not utilized its credit facility.

Public Offerings

On October 29, 2013, the Company announced the sale of 6,250,000 common shares, on a bought deal basis, at a price to the public of $16.75 per common share, pursuant to a base shelf prospectus and an underwriting agreement. Gross proceeds from the offering were approximately $104,700,000. After the underwriting commissions and other offering expenses, the Company received net proceeds of approximately $99,600,000. The common shares described above were sold by the Company in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and were not offered for sale or distributed in any province or territory in Canada.

On May 7, 2013, the Company announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of $12.90 per common share. Gross proceeds from the offering were approximately $57,857,000, resulting in cash proceeds of $54,675,000, net of transaction costs.

Investing Activities

The Company’s 2013 investing activities in the amount of $8,529,000 comprised additions to revenue generating fixed assets in the amount of $6,037,000, which were primarily utilized in the placement and rental models and acquisition of patent technology in the amount of $2,517,000 which included Digirad technology for $1,853,000.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

	0-1 year $	2-5 years $	After 5 years $
Operating leases	427,000	425,000	—
Purchase Obligation (product development)	1,914,000	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA and Richmond, BC.

The Company has an outstanding $1,914,000 purchase order commitment in support of a specific product development activity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements relate to the following:

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent and has concluded that it is acting as a principal in all of its revenue arrangements. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales to customers and under partnership agreements

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to the partners (including inventory risks for the delivered products, credit risk for the transaction with the end customer and price risk for the transaction with the end customer), who maintains the business relationship with the end customer. Under the current partnership agreements, the Company shares on-going revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners, related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure. The Company records any additional amounts when its partners sell to the end customer.

For revenues earned under partnership agreements which are dependent upon the partners’ sales to end customers, the Company receives quarterly reporting from its partners and assesses the quantity and price to the end customer in order to determine the accuracy of certain amounts recorded in revenue.

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide multiple products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has stand-alone value to the customer and the fair value associated with the element can be measured reliably, the amount recognized as revenue for that element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partner.

Partnership fee revenue

Partnership fee revenue relates to upfront payments received from partners for exclusive sales and marketing rights. Upfront payments are deferred and recognized on a straight-line basis over the exclusive sales and marketing terms.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology business and the TMR business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins based on historical and forecasted values;

•	Discount rates reflecting current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the medical device industry;

•	Price development for the consumables and medical devices based on estimates are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments; and

•	Market share assumptions, based on the Company’s product applicability in specific fields of medical indications.

Intangible Assets

The Company owns intangible assets consisting of licenses, SPY software and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
SPY software	2 years
Patent rights	13-21 years

Shareholder Warrants

In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

Common Share Warrants Derivatives

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period. A change in the inputs utilized to calculate the fair value such as the Company’s share price, volatility, remaining life and interest rate can have a material impact on the reported loss and comprehensive loss for the period.

Stock-Based Compensation Plan

Employees of the Company, including senior executives and members of the board of directors [the “Board”], receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share-based compensation transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for share-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line. When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited in share capital in shareholders’ equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the Board also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures

In December 2011, the IASB amended both IAS 32- Financial Instruments: Presentation and IFRS 7 – Financial Instruments: Disclosures by moving the disclosure requirements in IAS 32 to IFRS 7 and enhancing the disclosures about offsetting financial assets and liabilities. The effective date of the amendments is for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted but must be applied together with IFRS 9. The Company has assessed the impact of these standards and there is no impact on its consolidated financial statements.

IFRIC 21 – Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The Company has assessed the impact of this standard and there is no impact on its consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS ADOPTED BY THE COMPANY

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 had no impact on the consolidation of investments held by the Company.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 had no impact on the Company.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period requires that they are provided. Accordingly, the Company has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

IFRS 13 also requires additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 19 in the annual consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared and in accordance with rules of the Securities Act (Ontario) [the “Act”] and the Canadian Securities Administrators [“CSA”] as at December 31, 2013. Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Act and the CSA, as at December 31, 2013, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Act and Canadian securities laws is: (i) recorded, processed, summarized and reported within the time periods specified in the Act’s rules and forms and Canadian securities laws; and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO.

Internal Control Over Financial Reporting

In accordance with the United States Jumpstart Our Business Startup Act [“JOBS Act”] enacted on April 5, 2012, the Company qualifies as an “emerging growth company” [“EGC”], which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting [“ICFR”] under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act does not defer compliance with, and Novadaq currently complies with, the requirement of Section 404(a) of the Sarbanes-Oxley Act that management assess its ICFR. The Company will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.0 billion, (b) the date that it becomes a “large accelerated filer” as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended, which would occur if the market value of the Company’s common shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, (c) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date on which its shares become publicly traded in the United States (currently December 31, 2017).

The CEO and the CFO have designed such internal controls over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, rules of the Act and the CSA, as at December 31, 2013.

The Company, under the supervision of the CEO and CFO, has performed control self-assessments as of December 31, 2013 to evaluate the effectiveness of the Company’s internal control reporting.

As at December 31, 2013, the CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2013, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments are comprised of the following as at December 31, 2013: cash and cash equivalents of $182,330,000; accounts receivable of $8,502,000; accounts payable and accrued liabilities and provisions of $7,311,000; and shareholder warrants of $26,066,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $8,502,000 (net of $231,000 bad debts reserves), based in the United States, Canada and Asia are subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities and provisions of $7,311,000 are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value. The repayable government assistance comprises of an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months, which commenced in August 2011.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s annual MD&A and AIF for the year ended December 31, 2012, both of which are filed on SEDAR and EDGAR. There have been no changes during the twelve months period ended December 31, 2013.

The Company attempts to mitigate these risks through a combination of sound risk-management practices, insurance and systems of internal control. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operation to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter to quarter comparisons of the Company’s revenues and results of operation may not be meaningful. It is likely that in one or more future quarters the Company’s results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by Novadaq. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than Novadaq in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on Novadaq’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete future sales and marketing opportunities in other markets obsolete.

Third-Party Intellectual Property Infringement Claims

Patent applications which may relate or affect the Company’s business may have been filed by other health care, medical device, biopharmaceutical companies and universities. Such patent applications or patents may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. Novadaq could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s products or even lead to prohibition of the development, manufacture or sale of certain products.

Research and Development Risk

A principal component of Novadaq’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, Novadaq’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, Novadaq will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect Novadaq’s business and financial condition.

Successful Commercialization of the Products

The Company’s future success will depend in large part on its own ability to commercialize PINPOINT and the ability of its partners to market and sell SPY Elite, Firefly and LUNA for use in wound care, and TMR Laser System [together, the “Products”]. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including fluorescence agent, the performance of Novadaq’s partnering sales organization, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in development phase, in a timely manner. There can be no assurance that the Company will be successful in these endeavors.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful execution of a placement, rental or capital sales model for the SPY Elite and LUNA, and a capital sales model for PINPOINT. The hospitals and clinics that are expected to be the end-users of the SPY Elite and LUNA Imaging System and PINPOINT Endoscopic Imaging System may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales and marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any joint ventures in which the Company is, or will become involved.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

With the acquisition of the PMA for the Onco-Life system from Xillix and the PMA for the TMR Laser System from PLC, Novadaq is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, Novadaq passed an FDA inspection on its Richmond facility. Future successful review by a health authority inspector is not guaranteed however. A negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other intellectual property [“IP”] rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Patents issued or licensed to the Company may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings and the cost to the Company of any patent litigation, even if resolved in its favour, could be substantial.

Unpatented trade secrets, technological innovation and confidential know-how are important to Novadaq’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, Novadaq will need to continue to expand its management and employee base as it continues to support its partners in the commercialization of SPY Elite, LUNA and Firefly and the direct U.S. launch of PINPOINT. The Company’s future financial performance, its ability to support commercialization of the SPY Elite, LUNA, Firefly and PINPOINT Imaging Systems and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations is located in Canada which results in purchases of approximately $16,930,000 in Canadian dollars annually. As the exchange rate between Canada and the United States becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange loss while a strengthening in the U.S. currency can result in an exchange gain. For the twelve month reporting period ending December 31, 2013, the exchange rate commenced at par and closed at $1.06 favouring the U.S. currency which also represented the high and low for the year. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements which are mainly period related. To minimize exchange exposure, the Company has the ability to purchase futures contracts.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.